

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 6, 2024

Molly Henderson
Chief Financial Officer
Phathom Pharmaceuticals, Inc.
100 Campus Drive, Suite 102
Florham Park, New Jersey 07932

> **Re: Phathom Pharmaceuticals, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2024**
> **File No. 001-39094**

Dear Molly Henderson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Results of operations
Research and development expenses, page 117

1.   We note from the pipeline table on page 9 that you are pursuing multiple indications with separate clinical trials. Please revise future filings to disclose the research and development costs incurred during each period presented for each of your target indications. If you do not track your research and development costs by indication, please disclose that fact. Also, revise to provide other quantitative and qualitative disclosures that give more transparency as to the type of research and development expenses incurred (i.e., by nature or type of expense) which should reconcile to total research and development expenses on your Statements of Operations.

Note 7. Revenue Interest Financing Liability , page F-21

2.   Please revise future filings to disclose the effective interest rate of your revenue interest financing liability or tell us why the disclosure is not required. Refer to ASC 835-30-50-1 and ASC 470-10-35-3.

Exhibit 31.1 and 31.2, page 168

3.   We note the certifications provided in Exhibits 31.1 and 31.2 do not include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting after the end of the transition period that allows these omissions. Please provide corrected certifications in an amended filing that also contains full Item 9A disclosure as well as your financial statements. Amend your Form 10-Q for the period ended March 31, 2024 in a similar manner. Refer to the guidance of Regulation S-K Compliance and Disclosure Interpretations Question 246.13.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Gary Newberry at 202-551-3761 or Kevin Kuhar at 202-551-3662 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Life Sciences